EXHIBIT 99.1

                                                           For Immediate Release


                           VINA CONCHA Y TORO REPORTS
                   SECOND QUARTER AND FIRST HALF 2006 RESULTS


Santiago, Chile, August 11, 2006 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2006. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2006. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2006 (US$1.00=Ch$539.44).

                             Highlights 2Q06 v. 2Q05

o        Total sales (in Chilean pesos) increased 0.9%.

o        Export sales increased 15.8% in US dollar terms.

o        Bottled export shipments increased 12.4% to 3,019,000 cases.

o        Domestic sales increased 0.6%.

o Operating income declined by 23.6%, operating margin decreased to 13.1% from 17.3%.

o        Net income decreased 24.8% to Ch$5,002 million (US$9.3 million).

o Ebitda decreased 22.3% to Ch$9,016 million (US$16.7 million). Ebitda margin was 16.6%.

o        Earnings per ADR down by 16.3% to US$ 0.26.

                             Highlights 1H06 v. 1H05

o        Total sales (in Chilean pesos) decreased 2.3%.

o        Export sales increased 11.1% in US dollar terms.

o        Bottled export shipments increased 10.0% to 5,340,000 cases.

o        Domestic sales decreased 5.2%.

o Operating income decreased 39.6%, operating margin fell to 9.9% in 1H06 from 16.0% in 1H05.

o        Net income decreased 44.3% to Ch$6,394 million (US$11.9 million).

o Ebitda decreased 30.7% to Ch$14,058 million (US$26.1 million). Ebitda margin was 15.0%.

o        Earnings per ADR down by 38% to US$ 0.33.
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 CONCHA Y TORO

                               Comments of the CEO

The results of Vina Concha y Toro to the second quarter of the year are positive, particularly the solid performance of our export business and the dynamism of our Argentine subsidiary.

The double-digit growth in our exports, of 15.8% in value (US$) and 12.4% by volume, shows the firm, competitive position and strength of our broad portfolio of wines. This, together with our growth strategy focused on the premium segment, has led to a better product mix and higher average price. Key to this has been the contribution of the Casillero del Diablo line, with an increase of 32%, benefiting from growing acceptance by consumers.

Trivento, the subsidiary in Argentina, has provided additional growth potential with wines and varieties characteristic of that country, which are favorably accepted in Europe, North America and Latin American markets. Continuing their strong uptrend, export shipments soared 34% in the quarter.

Sales on the Chilean domestic market grew by only 1.5% in volume during the quarter. This reflects the strong competition in the mass-volume wine segment. The Company's performance has been superior to that of the main competition, resulting in an increased market share.

However, the Company's results for the quarter and first half, and its margins, were affected by the sharp fall in the dollar exchange rate. They also reflect a higher wine cost scenario as a result of higher grape prices in the 2005 vintage. In this respect, the recently ended 2006 harvest showed a substantial fall in costs compared to 2005, which should have a positive impact on margins in the second half of the year.


                           Second Quarter 2006 Results

Total Revenues

Total revenues increased 0.9% to Ch$54,213 million (US$100.5 million) from Ch$53,733 million (US$99.6 million). Sales increased as a result of a strong quarter for exports led by the solid sales of Concha y Toro UK. The Argentine subsidiary, Trivento, also contributed a positive performance. The result was overshadowed by the sharp fall in the exchange rate and its effect on the Company's foreign currency revenues.

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

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

                                                              Change                                 Change
                                     2Q06         2Q05         (%)           1H06        1H05         (%)
                                  ----------   ----------   ----------   ----------   ----------   ----------
Chile:
Domestic sales                        11,707       11,640          0.6%      19,896       20,997         -5.2%
Exports to third parties              27,031       29,035         -6.9%      49,370       52,342         -5.7%
Concha y Toro UK                       9,149        7,469         22.5%      13,448       12,026         11.8%
Other revenues                         2,007        1,856          8.1%       3,845        3,665          4.9%

Argentina:
Domestic                               1,370        1,109         23.5%       2,141        2,303         -7.0%
Exports                                2,949        2,624         12.4%       4,984        4,510         10.5%
                                  ----------   ----------   ----------   ----------   ----------   ----------
                 TOTAL                54,213       53,733          0.9%      93,684       95,843         -2.3%
                                  ==========   ==========   ==========   ==========   ==========   ==========

Domestic Sales, Chile

Total domestic sales (including coolers and bulk) increased 0.6% to Ch$ 11,707 million (US$21.7 million). Domestic bottled wine sales decreased 2.0% to Ch$10,868 million (US$20.1 million) in 2Q06 from Ch$11,090 million (US$20.6 million) in 2Q05 following a 1.5% increase in volume and a 3.4% fall in the average price.

The 1.5% growth in volume is an indication of the accumulation of inventories at the end of 2005 and its adjustment process coming to an end. There are certain signs of recovery in consumption driven by the premium and varietal wine categories, with volume growth rates of 44.8% and 25.7%, respectively. On the other hand, the 0.4% fall in the popular wines category (volume) is an indication of the strong competition faced in this segment from its main substitute, beer.

The lower price reflects the price cut made at the end of March, in line with a lower costs of the 2006 harvest.

According to AC Nielsen's figures, Concha y Toro increased its market share to 28.5% as of June-July 2006, from 28% a year ago.

Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit and liquors, increased 8.1%, to $2,007 million (Ch$3.7 million).

Export Revenues

Sales abroad, including export sales to third parties and those of Concha y Toro UK, decreased 0.9% to Ch$36,180 million in 2Q06 from Ch$36,504 million in 2Q05. Stated in Chilean pesos, the sales figure includes the impact of a 12.5% appreciation of the peso year-on-year (a fall in the exchange rate from Ch$ 606 in 2Q05 to Ch$ 530.3 in 2Q06).

                                                                               3
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 CONCHA Y TORO


Without any doubt, the exchange effect offset the solid export performance, with an expansion in US value terms of 15.8% led by strong sales of the UK subsidiary.

Sales of Concha y Toro UK increased 22.5% to Ch$9,149 million, a result that includes the impact of the appreciation of the Chilean peso in the period. Sales of Concha y Toro UK in US dollars increased 40.7% as a result of a 24.4% increase in volumes and a 13.1% higher average price. During the quarter, the subsidiary has continued to work to strengthen and build up the brand in the principal distribution channels in this key market.

o        Exports of Bottled Wine in US$:
         -------------------------------

The following figures, representing exports in dollar terms and volume, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 15.8% to US$63.5 million from US$54.8 million. Volumes shipped increased 12.4% while the average price rose 3.0%.

                                     Graph 1
                          Export Value (US$) by Region
                               Second Quarter 2006

                             [GRAPHIC CHART OMITTED]

                        Export sales in U.S. $ (quarter)

                U.S.                                   17.6%
                Canada                                  5.6%
                Europe                                 53.3%
                Central America                         9.1%
                South America                           8.4%
                Asia                                    5.6%
                Other                                   0.4%

Export sales increased in Europe (+26.9%), Canada (+30.4%), Central America/Caribbean (+10.9%) and the US (+7.3%). Sales decreased in Asia (-16.5%) and in South America (-3.8%), following strong first quarter sales in both markets.

o        Exports of Bottled Wine in Volume:
         ---------------------------------

Export volumes increased 12.4% to 3,019,000 cases. For the quarter, the strongest growth was achieved in Europe, with 25.1%, as a result of strong volume growth in the UK and Continental Europe. Canada and Central America grew by 23.6% and 10%, while the US grew 1.3% with a better mix an a higher average price.

Shipment to Asia and South America decreased by 17.7% and 4.4% as a result of inventory adjustments following strong shipments in the first quarter of the year.

Figures by segment reveal a 25.9% boost in the premium category driven by strong shipments of Casillero del Diablo. Varietal wines increased 12.1% and bi-varietals 13%. Volumes of popular wines decreased 3.5% in the quarter.

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 CONCHA Y TORO

o Prices: The average price per case increased 3.0% to US$21.02 from US$20.41 in 2Q05, mainly due a better mix.

Argentine Operations

Total revenues from the Argentine operation increased 15.7% to Ch$4,319 million as a result of a 12.4% increase in exports and a 23.5% increase in domestic sales.

Continuing its strong uptrend, Trivento's exports in the quarter increased 34.3% by volume and 36.2% in value (US$). This result was partially offset by the exchange rate effect. For the quarter, shipments reached 404,000 cases. Trivento's growth outperformed the Argentine industry, led by gains in Latin America and Europe.

Sales in the domestic Argentine market increased 23.5%. This is the result of a 59.6% growth in sales volume, partly offset by a 12.7% reduction in the average price stated in US dollars and the exchange rate impact. Domestic volumes reached 177,700 cases.

Cost of Sales

For the quarter, the total cost of sales rose 5.3% to Ch$34,818 million (US$64.5 million) from Ch$33,075 million (US$61.3 million) in 2Q05. The cost of sales as a percentage of total sales increased to 64.2% from 61.6%, mainly as a result of higher wine costs (explained by higher grape costs of the 2005 vintage that still impact on the costing of the second quarter) and also due to the impact of the lower exchange rate on revenues.

The gross margin decreased to 35.8% from 38.4%, showing the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

The 2006 Chilean harvest finished during the month of May. The Chilean Agriculture Department (SAG) reported that total Chilean wine production in 2006 increased by 7.1% reaching 845 million litres. Market conditions favoured a reduction in grape costs during the 2006 vintage as compared to the prices paid in 2005. The lower costs of the 2006 harvest should have a positive impact on margins during the second half of the year.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 8.2% to Ch$12,307 million (US$22.8 million), mainly explained by an increase in SG& A from the foreign subsidiaries (Concha y Toro UK and Trivento in line with their strong volume expansion). On the other hand, SG&A of the Chilean operation remained at the same level. As a percentage of sales, SG&A increased to 22.7%, from 21.2% in 2Q05.

Operating Income

Operating income decreased 23.6% to Ch$7,088 million (US$13.1 million) in 2Q06 compared to Ch$9,279 million (US$17.2 million) in 2Q05. The operating margin declined from 17.3% to 13.1% as a result of the appreciation of the Chilean peso on dollar denominated revenues and also due to higher costs as compared to 2Q05.

Non-Operating Result

Non-operating income decreased 46.4% to Ch$97 million (US$180 thousand) due to lower other non-operating income.

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Non-operating expenses decreased to Ch$876 million (US$1.6 million) from
Ch$1,377 million (US$2.6 million) mainly due a gain from exchange differences for the period.


o Interest expenses increased 2.9% and totaled Ch$1,015 million (US$1.9 million). As of June 30, 2006 total financial debt was Ch$104,256 million (US$193 million), representing an 11.6% increase over the same period of 2005.
o The price level restatement showed a loss of Ch$62 million (US$115 thousand) compared to a gain of Ch$1 million (US$1.9 thousand) in 2Q05.
o Exchange differences produced a gain of Ch$270 million (US$500 thousand) compared to a loss of Ch$230 million (US$426 thousand) in 2Q05.

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)

                                                              Change                                 Change
                                     2Q06         2Q05         (%)           1H06        1H05         (%)
                                  ----------   ----------   ----------   ----------   ----------   ----------
Non-operating Income
Equity Income                             42           47        -10.8%          89          154        -42.6%
Other non-operating income                56          135        -58.8%         155          199        -22.4%
Total non-operating income                97          181        -46.4%         243          354        -31.2%

Non-operating expenses
Interest Expense                      -1,015         -986          2.9%      -2,002       -1,582         26.6%
Price Level Restatement                  -62            1        -6189%          66          258        -74.6%
Exchange Differences                     270         -230       -217.5%         633         -190       -432.7%
Other Non-operating expenses             -70         -162        -57.0%        -181         -250       -27.75%
Total non-operating expenses            -876       -1,377        -36.4%      -1,485       -1,764        -15.8%
                                  ----------   ----------   ----------   ----------   ----------   ----------
Total Non-Operating Result              -779       -1,196        -34.8%      -1,242       -1,410        -12.0%
                                  ==========   ==========   ==========   ==========   ==========   ==========

Net Income and Earnings per Share (EPS)

Net income for the period fell 24.8% to Ch$5,002 million (US$9.3 million) from Ch$6,655 million (US$12.3 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$6.95 per share from Ch$9.25 in the quarter. Earnings per ADR were Ch$139.0 in 2Q06. In US dollar terms, earnings per ADR decreased 16.3% to US$ 0.26 in the second quarter of 2006 from US$ 0.31 for the second quarter of 2005.

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                             First Half 2006 Results

Total Revenues

Total revenues for the first half 2006 decreased 2.3% to Ch$ 93,684 million (US$173.7 million) from Ch$95,843 million (US$177.7 million) in 1H05. This resulted from reduced sales in the domestic market and lower sales abroad. Sales abroad showed a decline in Chilean pesos and show the impact of the sharp appreciation of the Chilean peso year-on-year. Higher foreign currency revenues were offset by the lower exchange rate.

Domestic Sales, Chile

Total domestic sales (including coolers and bulk) decreased 5.2% to Ch$19,896 million (US$36.9 million) in 1H06 from Ch$20,997 million (US$38.9 million) in 1H05. Domestic bottled wines sales (excluding bulk and coolers) for the period declined 7.1% to Ch$18,315 million from Ch$19,717 million in 1H05.

The 7.1% reduction in bottled domestic sales was the result of a 6.8% decrease in volume and a 0.3% decrease in the average price. The lower volume is explained mainly by the contraction observed in the first quarter of the year which was due to inventory adjustments because of the reduced volumes sold in 2005. The second quarter domestic volume increase is most likely an indication that inventory adjustments have ended.

Other Revenues

Other revenues increased 4.9% to Ch$3,845 million (US$ 7.1 million), as a result of an increase in sales of liquors.

Export revenues

Sales abroad, including exports to third parties and those of Concha y Toro UK, decreased 2.4% to Ch$62,819 million in 1H06 from Ch$64,368 million in 1H05. Stated in Chilean pesos, the sales figure includes the impact of a 12.4% appreciation of the peso year-on-year (a fall in the exchange rate from Ch$
607.6 in 1H05 to Ch$532.2 in 1H06).

The positive performance of exports to third parties and sales of Concha y Toro UK, both in volume and value (US$), was offset by the lower exchange rate.

o Exports of bottled wine in US$: Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 11.1% to US$
110.8 million in 1H06 from US$99.7 million in 1H05, as a result of a 10% increase in volume and a 1.0% increase in the average price in US dollars.

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                              First Six Months 2006
                       Export Value (US dollars) by Region

                             [GRAPHIC CHART OMITTED]

                        U.S.                            19.8%
                        Canada                           5.6%
                        Europe                          50.6%
                        Asia                             6.3%
                        Central America                  9.2%
                        South America                    8.0%
                        Other                            0.5%

In value terms, all regional markets contributed to the Company's growth, as follows: The US (+6.6%), Canada (+29.1%), Europe (+9%), Asia (+6.0%), Central America/Caribbean (+18.1%) and South America (19.4%).

o Exports of bottled wine by volume: Export volumes increased 10% to 5,340,000 cases. Shipments to the Canadian market increased 18.9% with good results across the whole portfolio. Shipments to the USA increased 4.0% with a better mix and a higher average price. Volumes to Europe increased 10.5% as a result of a strong second quarter primarily driven by shipments to the UK and Ireland.

Central America/Caribbean and South America increased 19.8% and 10.8%, respectively. Volumes to Asia increased 5.6%.

Shipments by segment reveal a 13.6% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 15% in the first half of the year. Varietal wine sales volumes increased 19.8%, while bi-varietal and popular wines increased 7.4% and 3%, respectively.

o Prices: The average price per case increased 1.0% to US$ 20.74 from US$20.54 in 1H05, as the product mix improved following larger sales of premium and varietal wines.

Argentine Operations

Total revenues from our Argentine businesses increased 4.6% to Ch$7,125 million following a 10.5% increase in exports partially offset by a 7% decline in domestic sales.

For the first six months of the year, Trivento's exports of bottled wine totaled 682,000 cases with a 37.8% increase over the same period of 2005. Growth was led by strong progress by Trivento wines in Europe and Latin America.

Sales in the domestic market declined 7% mainly as a result of the exchange rate effect. For the first half of the year domestic sales in US dollar terms increased 6.1%, as a result of a 13% increase in volume and a 6.1% decrease in the average price. Domestic volumes reached 277,000 cases.

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 CONCHA Y TORO

Cost of Sales

For the first half of 2006, the total cost of sales rose 6.1% to Ch$ 62,968 million (US$ 116.7 million) from Ch$ 59,324 million (US$ 110 million) in 2005. Cost of sales as a percentage of total sales increased to 67.2% from 61.9% mainly as a result of a higher average wine cost due to the higher grape costs for the 2005 vintage.

The gross margin decreased to 32.8% from 38.1%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar-denominated revenues.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 1.2% to Ch$21,465 million (US$39.8 million) from Ch$ 21,215 million (US$39.3 million), explained by an increase in expenses of the foreign subsidiaries in line with their volume growth. SG&A of the Chilean operation decreased 2%. As a percentage of revenues, SG&A increased to 22.9% from 22.1% in 1H05.

Operating Income

Operating income decreased 39.6% to Ch$9,251 million (US$17.1 million) compared to the Ch$15,304 million (US$ 28.4 million) in the first half of 2005. The operating margin decreased from 16.0% to 9.9%, explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues and the increase on average wine costs as a result of the higher grape price for the 2005 vintage.

Non-Operating Results

Non-operating income decreased 31.2% to Ch$243 million (US$450 thousand) from Ch$354 million (US$656 thousand), reflecting weaker results from Industria Corchera and Vina Almaviva (equity participation in net income of related companies) and lower other non-operating income in the period.

Non-operating expenses decreased 15.8% to Ch$1,485 million (US$2.8 million) in 1H06 from Ch$1,764 million (US$3.3 million) in 1H05. This resulted from an increase in interest expenses from Ch$1,582 million to Ch$2,002 million due to increased financial debt offset by a gain in exchange rate differences and lower other non-operating expenses.


Net Income and Earnings per Share (EPS)

Net income for the period decreased 44.3% to Ch$ 6,394 million (US$11.9 million) from Ch$ 11,475 million (US$ 21.3 million). Concha y Toro's EPS decreased to Ch$
8.89 per share from Ch$ 15.96; earnings per ADR were Ch$177.8 in 1H06 and Ch$
319.2 in 1H05. In US dollar terms, earnings per ADR decreased 38% to US$ 0.33 compared to US$0.53 for the first six-month period of 2005.

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                                  Balance Sheet

Assets

As of June 30, 2006, the Company's consolidated assets totaled Ch$336,674 million (US$624 million), and were Ch$ 11,645 million (US$ 21.6 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (increase in accounts receivable in line with larger sales) and fixed assets, involving planting new vineyards, construction and infrastructure.

Liabilities

As of June 30, 2006 net financial debt stood at Ch$104,256 million (US$193 million) representing a year-on-year increase of Ch$10,868 million (US$20.1 million). This is explained by an increase in short term debt to banks and financial institutions to finance working capital needs.

As of June 30, the financial debt to equity ratio stood at 0.61.


* * * * *

About Vina Concha y Toro

Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,734 hectares of vineyards planted in Chile and 782 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,949 employees and is headquartered in Santiago, Chile.


Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

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 CONCHA Y TORO

                             Vina Concha y Toro S.A.
                          Consolidated Income Statement
          (In thousands of constant Chilean pesos as of June 30, 2006)

                              2Q2006          2Q2005        Change         1H2006         1H2005         Change
                              Th. Ch$         Th. Ch$          %           Th. Ch$        Th. Ch$           %
                            -----------    -----------    -----------    -----------    -----------    -----------
Operating Results
Sales revenues               54,213,237     53,733,091            0.9     93,683,922     95,842,795           -2.3
Cost of sales               -34,818,123    -33,075,186            5.3    -62,967,678    -59,324,160            6.1
% of sales                         64.2%          61.6%                         67.2%          61.9%
Gross Margin                 19,395,114     20,657,909           -6.1     30,716,244     36,518,635          -15.9
% of sales                         35.8%          38.4%                         32.8%          38.1%
Selling & Adm. Expenses     -12,306,858    -11,378,942            8.2    -21,465,427    -21,215,073            1.2
% of sales                         22.7%          21.2%                         22.9%          22.1%
------------------------------------------------------------------------------------------------------------------
Operating Income              7,088,256      9,278,963          -23.6      9,250,817     15,303,562          -39.6
% of sales                         13.1%          17.3%                          9.9%          16.0%
------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income            55,511        134,616          -58.8        154,654        199,404          -22.4
-Equity income                   41,671         46,723          -10.8         88,531        154,206          -42.6
-Non-operating expenses         -69,743       -162,291          -57.0       -181,007       -250,260          -27.7
-Financial expenses          -1,014,817       -986,321            2.9     -2,002,244     -1,581,999           26.6
-Price level restatement        -61,867          1,016         -6,189         65,671        258,357          -74.6
-Exchange differences           269,942       -229,660         -217.5        632,590       -190,163         -432.7
Non-operating result           -779,303     -1,195,916          -34.8     -1,241,805     -1,410,455          -12.0

Income before income tax      6,308,953      8,083,047          -21.9      8,009,012     13,893,107          -42.4
Less: income tax             -1,306,961     -1,428,005           -8.5     -1,614,555     -2,417,816          -33.2
Minority interest                  -386            -33        1035.32           -592           -427           38.6

------------------------------------------------------------------------------------------------------------------
Net Income                    5,001,606      6,655,008          -24.8      6,393,865     11,474,864          -44.3
------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)          6.95           9.25          -24.8           8.89          15.96          -44.3
-Earnings per ADR (US$)            0.26           0.31          -16.3           0.33           0.53          -38.0

EBITDA                        9,015,594     11,609,106          -22.3     14,058,391     20,271,681          -30.7
% sales                            16.6%          21.6%                         15.0%          21.2%

Number of shares            719,170,735    719,170,735                   719,170,735    719,170,735

Exchange rate US$1.0=Ch$539.44

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

[GRAPHIC OMITTED]
 CONCHA Y TORO

                             Vina Concha y Toro S.A.
                           Consolidated Balance Sheet
   (In thousands of constant Chilean pesos and US dollars as of June 30, 2006)


                                               As of June 30,   As of June 30,   As of June 30,
                                                         2006             2005             2006
                                                      Th. Ch$          Th. Ch$          Th. US$
                                                 ------------     ------------     ------------
Assets
Cash and equivalents                                1,103,452          901,855            2,046
Inventories                                        99,283,983      102,359,084          184,050
Accounts receivable                                53,133,104       47,206,514           98,497
Other current assets                               14,345,747       16,718,216           26,594
Total current assets                              167,866,286      167,185,669          311,186

Property, plant & equipment, net                  156,201,716      146,584,877          289,563
Other assets                                       12,605,872       11,258,297           23,368

Total assets                                      336,673,875      325,028,843          624,117

Liabilities and Shareholders' Equity
Short term debt (1)                                45,461,687       23,481,756           84,276
Other current liabilities                          53,582,761       61,124,211           99,330
Total current liabilities                          99,044,448       84,605,967          183,606
Long term debt (1)                                 58,794,062       69,905,732          108,991
Other long-term liabilities                         8,100,225        6,262,079           15,016
Total long-term liabilities                        66,894,287       76,167,811          124,007

Minority interest                                      10,229           10,252               19

Shareholders' equity                              170,724,911      164,244,813          316,485

Total liabilities and shareholders' equity        336,673,875      325,028,843          624,117

(1)  includes only financial debt

Exchange rate:US$1.0=Ch$539.44

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